Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The following management discussion and analysis of Western Copper and Gold Corporation (“Western” or the “Company”) is dated November 9, 2011, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2011.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper and Gold Corporation unaudited consolidated financial statements for the three and nine months ended September 30, 2011 and the notes thereto and with the Western Copper and Gold Corporation audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto. Western’s accounting policies are described in note 3 of the unaudited consolidated financial statements for the three months ended March 31, 2011. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) Amex under the symbol ‘WRN’. As at the date of this report, the Company had 93,002,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are highly speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains large amounts of gold, copper, and molybdenum in its one billion tonnes of resources and reserves. Located in the Yukon, the Casino deposit is one of the largest undeveloped porphyry deposits in Canada.

On October 17, 2011, Western Copper Corporation (“Western Copper”) completed a plan of arrangement (the “Arrangement”) with two of its subsidiaries: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corporation and distributed the common shares of Copper North and NorthIsle to its shareholders.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

For each common share of Western Copper held as at the effective date of the Arrangement, shareholders of Western Copper received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants ("Warrants") immediately prior to the effective date are entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the effective date.

Each Western Copper stock option outstanding on the effective date ("Old Option") was exchanged for one Western stock option ("New Option"), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not continue to participate in the respective company; in which case the stock options will expire at the end of one year.

The restructuring is expected to unlock the value of Western's non-core assets while allowing it to focus on developing and financing its large-scale Casino deposit.

PROPERTY OVERVIEW

Casino (Yukon, Canada)

Earlier this year, Western announced the results of the updated pre-feasibility study on its Casino deposit. The study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes per day ("tpd") producing an estimated average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production.

The study is a major update from the one released by Western in June 2008. The new study incorporates the updated resource announced in November 2010, a 33% increase in throughput to 120,000 tpd, the use of natural gas as a power source, the recovery of silver, and improved gold recoveries. These modifications are significant factors to the study indicating an after-tax net present value ("NPV") of $1.0 billion using a discount rate of 8% and an after-tax internal rate of return ("IRR") of 16.2% using long-term metal prices. Refer to the pre-feasibility financial results section on the next page for further pricing scenarios

The financial results of the study were developed under three different metal price scenarios. Long-term prices ("Long-Term") were based on typical analyst projections of long metal prices and $CAN:$US exchange rates, and adjusted to the current study's $CAN:$US exchange rate of 1.0. SEC prices ("SEC") use LME three-year historical rolling average prices as of the end of March 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission. Spot prices ("Spot") are based on spot prices from March 31, 2011.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

The following disclosure summarizes the technical report entitled “Casino Project 2010 Pre-Feasibility Study Update (Revision 1)” dated May 17, 2011 prepared in accordance with National Instrument 43-101 by M3 Engineering & Technology Corporation under the supervision of Conrad E. Huss, P. Eng.

Further sensitivity analyses may be found in the pre-feasibility study executive summary which is available on SEDAR, EDGAR, and the Company’s website.

FINANCIAL RESULTS

The following table summarizes the financial results from using three metal price scenarios:

	Long-Term	SEC	Spot
Copper (US$/lb)	2.78	3.04	4.30
Molybdenum (US$/lb)	15.56	17.58	17.25
Gold (US$/oz)	1,222.22	1,061.34	1,439.00
Silver (US$/oz)	18.89	17.80	37.87
Exchange Rate (C$:US$)	1.0	1.0	1.0

IRR pre-tax (100% equity)	19.6%	19.8%	32.2%
NPV pre-tax (8% discount, $millions)	1,566	1,647	3,927

IRR after-tax (100% equity)	16.2%	16.4%	26.8%
NPV after-tax (8% discount, $millions)	963	1,018	2,621

Payback period (years)	3.3	3.3	2.1
Net Smelter Return ($/t milled)	19.33	19.80	26.84
Copper Cash Cost[1] (US$/lb)	0.06	0.21	(0.49)

Note 1 - Net of byproduct credits

Higher grade ore is fed to the concentrator during the first four years of the concentrator operation. This, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the project’s financial performance.

	Years 1-4	Life of mine
Average Annual Pre-tax Cash Flow ($millions)	623	322
Average Annual After-tax Cash Flow ($millions)	567	250
Average NSR ($/t ore milled)	26.84	19.33
% of Revenue - Copper	46%	45%
% of Revenue - Gold	39%	35%
% of Revenue - Silver	2%	2%
% of Revenue - Molybdenum	13%	18%

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

CAPITAL AND OPERATING COSTS

Total initial capital investment in the project is estimated to be $2.13 billion, which represents the total direct and indirect cost for the complete development of the project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated to be an additional $575 million over the life of the mine.

Estimated cost (in millions)
Mine Capital (Mine, Mill, Heap Leach, etc.)	$1,750
Power Capital (Power Plant, LNG Facility)	$260
Infrastructure Capital (Road, Port Upgrade, Airstrip)	$120
Total Initial Capital	$2,130

Mining and milling operating costs were calculated to average $9.70/tonne of ore processed over the life of mine and heap leach operating costs were calculated to average $2.96/tonne of ore leached over the life of mine.

RESOURCES AND RESERVES

The November 2010 resource estimate was used unmodified for this pre-feasibility study.

The pre-feasibility study estimates a NI 43-101 compliant proven and probable mill ore reserve of 976 million tonnes and a proven and probable heap leach ore reserve of 82 million tonnes as outlined below. Total contained metal in the combined proven & probable reserve is equal to 4.4 billion pounds of copper, 8.4 million ounces of gold, 490 million pounds of molybdenum, and 61 million ounces of silver.

	Tonnes (millions)	Copper %	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Reserve
Proven Mineral Reserve	91	0.337	0.438	0.0276	2.23
Probable Mineral Reserve	885	0.189	0.217	0.0225	1.68
Total Proven & Probable (Mill)	976	0.202	0.238	0.0229	1.73

Heap Leach Reserve
Proven Mineral Reserve	30	0.052	0.494	n/a	2.88
Probable Mineral Reserve	52	0.035	0.299	n/a	2.37
Total Proven & Probable (Heap)	82	0.041	0.370	n/a	2.55

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

DEVELOPMENT PLAN

The pre-feasibility study evaluates the development of the Casino deposit as a conventional, electrified truck-shovel open pit mine. The initial development will focus on the deposit’s oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold and molybdenum concentrates. Additionally, a pyrite rich stream from the concentrator will be leached in a CIL circuit for recovery of gold and silver. Key metrics of the processing plant are shown below:

	Years 1-4	Life of mine
Strip ratio	0.51	0.72
Average Annual Metal Production
Copper (M lbs)	234	157
Gold (k ozs)	435	262
Silver (k ozs)	1,558	1,369
Molybdenum (M lbs)	13	12
Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

INFRASTRUCTURE

The pre-feasibility study recommends that power be provided by a natural gas power plant, and that the natural gas be supplied to the plant by transport of liquefied natural gas (“LNG”). The study assumes that LNG is sourced from the Kitimat LNG facility scheduled to begin shipping LNG in 2015.

Transportation of concentrate and material will require extending the existing Freegold Road to the east of the mine. Concentrates are expected to be stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

OPPORTUNITIES

The economics of the pre-feasibility study do not take into account opportunities for improvement based on:

  Inclusion of the 1.7 billion tonnes of inferred material into the reserve
  Increased metallurgical performance
  Third party ownership/operation of the power plant
  Shared costs on the Freegold Road extension

Based on the positive results of the Casino pre-feasibility study, Western has initiated work towards a full feasibility study. The feasibility study is expected to be completed near the end of 2012.

Western is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino project. It anticipates filing the application near the end of 2012

Should Western make a production decision on the property, it is required to make a cash payment of $1 million to a third party. Production on the claims is also subject to a 5% net profits interest.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

OTHER PROPERTIES

During the three months ended September 30, 2011, the Company continued operations on the three mineral properties that it transferred pursuant to the corporate reorganization completed on October 17, 2011.

Carmacks (Yukon, Canada)

During the three months ended September 30, 2011, Western continued to review its options with regards to submitting a new WUL application and has filed a Notice of Appeal with the Yukon Court of Appeal in order to maintain maximum flexibility in its efforts to obtain the WUL for the Carmacks Copper Project.

Island Copper (British Columbia, Canada)

Western has restarted exploration activities at the Island Copper property. Personnel have been at site during the three months ended September 30, 2011 relogging core and updating geological data. The planned program also includes geophysical surveying and drilling.

Redstone (Northwest Territories, Canada)

Pursuant to an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research program that will aim to provide a better understanding of the regional geology and to identify the areas covered by the Company’s existing claims and leases that offer the most exploration potential, MDRU spent July and August 2011 in the field collecting data at and around the property.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	1,473,417	748,943	687,400	665,986
Loss per share – basic and diluted	0.02	0.01	0.01	0.01
Exploration and evaluation assets	81,619,696	76,515,156	74,414,221	73,402,621
Cash, cash equivalents, and short- term investments	16,821,163	21,915,277	22,080,673	23,636,895
Total assets	99,185,859	99,092,973	96,875,640	97,449,751

As at and for the quarter ended	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09[1]
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	573,719	775,448	2,021,962	233,672
Loss per share – basic and diluted	0.01	0.01	0.03	-
Exploration and evaluation assets	72,379,788	68,966,311	63,449,304	72,790,644
Cash, cash equivalents, and short-term investments	3,728,713	8,232,576	10,798,525	13,667,179
Total assets	76,573,391	77,760,883	75,075,934	86,876,176

Note 1:  Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

The discussion below analyzes the quarterly fluctuations in the quarterly figures presented. Because quarterly figures reported under Canadian GAAP (i.e. 2009) may not be comparable to the quarterly results reported under IFRS, they have been excluded from the discussion.

Loss and comprehensive loss

Of the figures noted above, only the loss for the three months ended September 30, 2011 and March 31, 2010 are significantly different than what would be expected.

The reasons for the increased loss during the three months ended September 30, 2011 are stock-based compensation and costs relating to Western's corporate reorganization. Stock-based compensation increased by $432,000, as compared to the quarter ended June 30, 2011, in large part because of a stock option grant in July 2011. The Company incurred costs relating to the reorganization of approximately $520,000 during the three months ended September 30, 2011. There were no such costs in previous quarters.

The other quarterly loss that is out of line with the others is the loss for the three months ended March 31, 2010. During the quarter ended March 31, 2010, the Company reported a net loss of $2.02 million because of a significant deferred tax expense. During the quarter, Western renounced exploration expenditures relating to flow-through shares issued in 2009. As a result, the Company recorded a deferred tax expense of $1.26 million. This turned a loss of $762,000 into a loss of $2.02 million. If it were not for the tax expense, the loss figure for the quarter ended March 31, 2010 would have been comparable to the other quarterly loss figures.

Exploration and evaluation assets

The Company continues to incur expenditures that add value to its mineral properties. As a result, the carrying value of exploration and evaluation assets has increased in every quarter presented above. Because most of the field work relating to Western's Yukon assets is performed from April to October, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters.

Cash, cash equivalents, and short-term investments

Cash is being spent to fund ongoing operations and to increase the value of the Company's exploration and evaluation assets. This has led to a decrease in cash, cash equivalents and short-term investments in the quarters presented above with the exception of the three months ended December 31, 2010. Cash, cash equivalents and short-term investments increased in that quarter because the Company received gross proceeds of approximately $23 million from a public financing completed on December 22, 2010.

Total assets

Because most dollars spent are capitalized to exploration and evaluation assets, there has been no significant impact on total assets unless there is a financing. Total assets increased significantly during the three months ended December 31, 2010 when the Company completed a public financing. Otherwise, the total assets figure has remained relatively constant in all quarters presented.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

RESULTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	25,610	37,593	266,079	138,778
Filing and regulatory fees	28,419	11,414	227,069	76,330
Office and administration	790,146	443,662	1,656,548	1,575,116
Shareholder communication	177,028	91,274	445,815	362,729

LOSS BEFORE TAXES AND OTHER ITEMS	1,021,203	583,943	2,595,511	2,152,953

OTHER ITEMS
Corporate reorganization costs	519,636	-	519,636	-
Foreign exchange	(3,078)	1,187	2,383	1,305
Interest income	(64,344)	(11,411)	(207,770)	(43,265)

LOSS BEFORE TAXES	1,473,417	573,719	2,909,760	2,110,993

Deferred tax expense	-	-	-	1,260,136

LOSS AND COMPREHENSIVE LOSS	1,473,417	573,719	2,909,760	3,371,129

Western incurred a net loss of $1.47 million ($0.02 per common share) for the three months ended September 30, 2011 compared to a net loss of $574,000 ($0.01 per common share) for the three months ended September 30, 2010. For the nine months ended September 30, 2011 Western incurred a loss of $2.91 million compared to a loss of $3.37 million over the same period in 2010. The scale and nature of the Company’s administrative activity have remained consistent throughout 2010 and into 2011, but a number of significant items led to the difference in the loss figures over the two periods.

Western recorded a deferred tax expense of $1.26 million during the three months ended March 31, 2010 as a result of renouncing exploration expenditures related to the two flow-through unit financings that the Company completed in 2009. There was no such expense in 2011.

During the three and nine months ended September 30, 2011, the Company incurred $520,000 in costs relating to its corporate reorganization. These expenses consisted of legal and other professional fees. There was no such cost in 2010.

Accounting and legal expenses have increased significantly during the nine months ended September 30, 2011 as compared to the previous year because of legal fees relating to listing on the NYSE Amex, auditor fees relating to the transition to International Financial Reporting Standards, and a general increase in other professional fees.

Year-to-date filing and regulatory fees have substantially increased as compared to 2010 because Western listed on the NYSE Amex in February 2011. The listing fees associated with the NYSE Amex in 2011 totaled $103,000. The Company also experienced higher TSX fees in the current year as a result of an increase in market capitalization in 2010.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

Office and administration expenses have increased by $346,000 during the quarter ended September 30, 2011 as compared to the previous year. In July 2011, the Company granted stock options to employees and directors. As a result, stock-based compensation was $356,000 higher than it was during the same quarter in 2010. From a year-to-date perspective, the increase in stock-based compensation in 2011 was offset by payments made to employees in 2010 relating to personnel changes and the fact that Western made a share donation valued at $118,000 in early 2010. These items did not recur in 2011.

Western’s shareholder communications costs increased by slightly more than $80,000 year-to-date and for the quarter ending September 30, 2011, as compared to the same periods in 2010. This was in large part due to increases in stock-based compensation. Travel also increased in the third quarter of 2011 as the Company promoted its listing on the NYSE Amex and the corporate reorganization.

Interest income has increased significantly during the three and nine months ended September 30, 2011 as compared to the same periods in the previous year as a result of larger cash, cash equivalent, and short-term investment balances. The increase in interest bearing balances was due in large part to the $23 million financing that the Company completed in December 2010.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(1,050,421)	(365,948)	(2,498,678)	(1,832,529)
Financing activities	19,626	11,880	2,410,369	2,917,426
Investing activities	14,827	(149,058)	253,432	(2,792,756)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,015,968)	(503,126)	165,123	(1,707,859)

Cash and cash equivalents – beginning	2,811,789	2,231,398	1,630,698	3,436,131

CASH AND CASH EQUIVALENTS	1,795,821	1,728,272	1,795,821	1,728,272

In addition to its cash and cash equivalents, the Company had $15.0 million in short-term investments at September 30, 2011. As at December 31, 2010, cash, cash equivalents, and short-term investments totaled $23.6 million. The decrease in working capital is mostly due to the Company’s continued permitting and exploration work on its mineral properties as well as general administrative expenses

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without penalty.

Western is an exploration stage enterprise. As at September 30, 2011, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western will have sufficient working capital to fund its administrative expenses and its expected mineral property costs for at least the next 12 months. The Company will have to raise significant additional capital in order to build any of its projects.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended September 30, 2011, the Company received $19,000 in stock option exercises. Year-to-date, Western has received $2.7 million from the exercise of stock options. During the nine months ended September 30, 2010, Western received $465,000 from the same source. The amount of stock options exercised during the nine months ended September 30, 2011 increased compared to the same period in 2010 because employees exercised a large number of stock options that were set to expire in May 2011.

There were no proceeds from warrant exercises during the three or nine months ended September 30, 2011. During the nine months ended September 30, 2010, the Company received $2.5 million from the exercise of warrants relating to the July 2009 financing.

Investing activities

Investing activities include both mineral property expenditures and sales of short-term investments. During the three months ended September 30, 2011, the Company transferred $4.1 million from short-term investments to cash and cash equivalents to pay for operating expenses and exploration and evaluation expenditures relating to its mineral properties. For the nine months ended September 30, 2011, Western has transferred $7.1 million from short-term investments to cash and cash equivalents for the same purpose.

The Company expended $4.1 million on mineral property expenditures during the third quarter of 2011. This compares with $4.2 million during the same period in 2010. Year-to-date in 2011, Western has spent $6.8 million on exploration and evaluation expenditures as compared to $11.0 million over the same period in 2010. The majority of the costs in both years relate to work on the Casino project. In 2010, Western completed an intensive exploration program at Casino. Work in 2011 concentrated on obtaining information for inclusion in the feasibility study expected to be completed near the end of 2012.

A summary of activities relating to Casino is available under the Property Overview section at the beginning of this report.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Expressed in Canadian dollars
$

2011	53,000
2012	212,000
2013	215,000
2014	91,000
Thereafter	-

TOTAL	571,000

Western has no debt and does not pay dividends.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties contained in the consolidated interim financial statements.

Neither the Company nor any of its subsidiaries has any externally imposed capital requirements.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of the purchase price of acquisitions, allocation of financing proceeds, and income and mining taxes. Differences may be material.

Exploration and evaluation assets

The carrying amount of exploration and evaluation assets represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

The estimated cash flows used to assess recoverability of certain of the Company's exploration and evaluation asset carrying values are developed using management's projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management's judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Effective January 1, 2011 Canadian publicy listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was the Company's first reporting period under IFRS.

Over the past year, Western has compared its accounting policies under Canadian Generally Accepted Accounting Principles ("GAAP") to IFRS and has identified differences between the two standards. The Company then analyzed its historical transactions to determine reconciling items that arise out of the transition to IFRS that will affect its financial statements. The Company has now completed this assessment.

The assessment was performed based on standards applicable as of the date of this report. The International Accounting Standards Board is still developing IFRS and may propose changes to the standards between the date of this report and December 31, 2011, the date the Company first reports under IFRS. The Company will continue to monitor any changes that are implemented. Future changes to IFRS could have material effects on Western's analysis.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

The adjustments recorded upon the transition to IFRS had significant effects on the financial statements, but had no impact on the Company's cash balance, its cash flow or its operations. The explanation and quantitative impact of each reconciling item are set out in note 15 to the March 31, 2011 interim unaudited consolidated financial statements and in note 11 to the June 30, 2011 interim unaudited consolidated financial statements. The most significant transitional adjustment related to deferred tax liability.

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the Company's deferred tax liability balance as at January 1, 2010 related to Western's purchase of the Casino, Island Copper, and Redstone properties through the Company's acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western also reduced the carrying value of its exploration and evaluation assets by $11.9 million. Although the transitional adjustment significantly decreased the carrying value of the Company's exploration and evaluation assets, it did not affect the fair value of the underlying mineral properties.

The transition to IFRS has not had, nor is it expected to have, a significant impact on the Company's information technology and data systems, internal control over financial reporting, or disclosure controls and procedures. Employees who have accounting responsibilities have received IFRS specific training.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's generally accepted accounting principles.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2010.

Based on that assessment, management concluded that, as at December 31, 2010, the Company's internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from July 1 to September 30, 2011 that has materially affected, or is reasonably likely to affect, the Company's its internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company's common shares. Western's common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management's control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company's expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at September 30, 2011 or December 31, 2010.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as "forward-looking statements") are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Property Overview", "Quarterly Summary of Activities" and elsewhere in Management's Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, ability to obtain required permits for the construction and operation of the Carmacks Copper Project; exploration results at the Company's properties; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western Copper and Gold Corporation	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the three and nine months ended September 30, 2011

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western 's expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's Annual Information Form, Western's annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. "Inferred mineral resources" in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.